Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-149583 of Duncan Energy Partners L.P. on Form S-3 of our reports dated March 2, 2009 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the financial statements of Duncan Energy Partners L.P. from the separate records maintained by Enterprise Products Partners L.P.), relating to the financial statements of Duncan Energy Partners L.P. and the effectiveness of Duncan Energy Partners L.P.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Duncan Energy Partners L.P. for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 2, 2009